                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 2)(1)


                             Decora Industries, Inc.
                                (NAME OF ISSUER)


                     Common Stock, $.01 par value per share
                         (TITLE OF CLASS OF SECURITIES)


                                    243593100
                                 (CUSIP NUMBER)


                               September 30, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X]   Rule 13d - 1(b)
                  [ ]   Rule 13d - 1(c)
                  [ ]   Rule 13d - 1(d)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           -----------------
CUSIP NO. 243593100                       13G                 PAGE 2 OF 6 PAGES
-------------------                                           -----------------

--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            State Street Bank and Trust Company, As Trustee of the Textron
            Master Trust
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

            A Massachusetts Trust
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER
NUMBER OF
SHARES                  2,158,447
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          6     SHARED VOTING POWER
EACH
REPORTING               0
PERSON            --------------------------------------------------------------
WITH              7     SOLE DISPOSITIVE POWER

                        2,158,447
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,158,447

--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                    [ ]


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        22.7% (based on 7,331,378 shares outstanding as reported
                              to the Reporting Person by representatives of Decora Industries, Inc.)
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                        EP
--------------------------------------------------------------------------------


                      * SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                           -----------------
CUSIP NO. 243593100                       13G                 PAGE 3 OF 6 PAGES
-------------------                                           -----------------

ITEM 1(a).  NAME OF ISSUER:

            Decora Industries, Inc. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Mill Street, Fort Edward, NY 12828

ITEM 2(a).  NAME OF PERSON FILING:

            State Street Bank and Trust Company, as Trustee of the Textron Master Trust

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            One Enterprise Drive, Master Trust - W6C, North Quincy, MA 02171,
            Attn: Thomas C. Poppey

ITEM 2(c).  CITIZENSHIP:

            Massachusetts

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 par value per share, of the Company ("Common Stock")

ITEM 2(e).  CUSIP NUMBER:

            243593100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ]    Broker or dealer registered under Section 15 of the
                        Exchange Act;
            (b)  [ ]    Bank as defined in Section 3(a)(6) of the Exchange
                        Act;
            (c)  [ ]    Insurance company as defined in Section 3(a)(19) of
                        the Exchange Act;
            (d)  [ ]    Investment company registered under Section 8 of the
                        Investment Company Act;
            (e)  [ ]    An investment adviser in accordance with Rule
                        13-d(b)(1)(ii)(E);
            (f)  [X]    An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);
            (g)  [ ]    A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);
            (h)  [ ]    A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
            (i)  [ ]    A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the
                        Investment Company Act;
            (j)  [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

-------------------                                           -----------------
CUSIP NO. 243593100                       13G                 PAGE 4 OF 6 PAGES
-------------------                                           -----------------

ITEM 4.     OWNERSHIP.

            (a)   Amount beneficially owned:

                  2,158,447*

            (b)   Percent of Class:

                  22.7% (based on 7,331,378 shares outstanding as reported to the Reporting Person by representatives of Decora Industries, Inc.)

            (c)   Number of shares to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        2,158,447*

                  (ii)  Shared power to vote or to direct the vote:

                        0

                  (iii) Sole power to dispose or to direct the disposition of:

                        2,158,447*

                  (iv)  Shared power to dispose or direct the disposition of:

                        0

            * State Street Bank and Trust Company, as Trustee for the Textron Master Trust beneficially owns the 2,158,447 shares of Common Stock reported hereon as a result of its record ownership of three (3) immediately exercisable Warrants to purchase an aggregate total of 2,158,447 shares of Common Stock at any time prior to September 30, 2005.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

            Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable

-------------------                                           -----------------
CUSIP NO. 243593100                       13G                 PAGE 5 OF 6 PAGES
-------------------                                           -----------------

ITEM 9.     NOTICE OF DISSOLUTION OF A GROUP.

            Not applicable

ITEM 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------                                           -----------------
CUSIP NO. 243593100                       13G                 PAGE 6 OF 6 PAGES
-------------------                                           -----------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date: July 1, 1999
                                              ----------------------------------

                                        TEXTRON MASTER TRUST

                                        By: State Street Bank and Trust
                                            Company as Trustee

                                            By: /s/ Thomas C. Poppey
                                                --------------------------------
                                                Name: Thomas C. Poppey
                                                Title: Client Service Officer